UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 6 July 2022, London UK

Result of General Meeting

GSK plc (LSE/NYSE: GSK) is pleased to announce that at a General Meeting held at 2.30 pm on Wednesday 6 July 2022 both resolutions set out in the Notice of General Meeting (included in the Circular to shareholders published on 1 June 2022) were duly passed by shareholders.

It is therefore expected that the proposed demerger of Haleon plc ('Haleon') will be completed and that Haleon shares will be admitted to trading on the London Stock Exchange's Main Market for listed securities at 8.00 am (UK time) on Monday 18 July 2022. The GSK Share Consolidation is expected to become effective after 8.00 pm (UK time) on Monday 18 July 2022.

Further information on key dates in relation to the proposed demerger of Haleon and the GSK Share Consolidation is set out at the end of this announcement ('Expected Timetable of Principal Events') and can also be found in the Circular to Shareholders published on 1 June 2022. The Circular is available on GSK's website at www.gsk.com/demerger.

The table below provides the results of the poll.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Demerger Resolution	3,568,610,751	99.81	6,794,940	0.19	3,575,405,691	7,388,793
2	Related Party Transactions Resolution	3,565,834,534	99.77	8,056,152	0.23	3,573,890,686	8,857,644

Shareholders were able to join the General Meeting virtually via Lumi, Zoom and in person. The full text of the two resolutions tabled at the General Meeting is contained in the Notice of General Meeting on pages 157 to 159 of the Circular to Shareholders published on 1 June 2022.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The above poll results will shortly be available on GSK's website at www.gsk.com. In accordance with Listing Rule 9.6.2 of the UK Listing Rules, a copy of the resolutions will be submitted to the Financial Conduct Authority and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

V A Whyte
Company Secretary
6 July 2022

Notes:
Dr Vishal Sikka's appointment as a Non-Executive Director will become effective on 18 July 2022. His appointment was announced on 4 May 2022.

The following table provides further relevant information on the General Meeting:

Issued share capital (excluding Treasury Shares)	5,084,180,157
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	70.47%
Total shareholder population	86,359
Total number of proxies lodged	8,820
% of shareholders who lodged proxies	10.21%
Number of shareholders, corporate representatives and proxies who attended the General Meeting: in person virtually	46 99

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.
GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Disclaimer
GSK makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in GSK's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

All outlooks, ambitions and considerations for Haleon should be read together with the section "Assumptions and cautionary statement and regarding forward-looking statements" on page 163 of the 'Haleon Capital Markets Day all presentation slides' dated 28 February 2022.

Expected Timetable of Principal Events
The times and dates set out in the timetable below and throughout this announcement are indicative only and based on GSK's current expectations and may be subject to change without further notice.

Note on trading

Unless the counterparties specifically agree otherwise, a buyer of GSK's shares ahead of the ex-dividend date (Monday 18 July 2022) will assume the benefit of Haleon shares, and the seller would need to pass the benefit to the buyer, even if the seller is the recorded owner at the Shareholder Record Time (6.00pm on Friday 15 July 2022).

Event	Time and date(4)
Closing of the GSK ADS issuance and cancellation books (5)	8 a.m. New York City time on Thursday 14 July 2022
Latest time and date for transfers of GSK Shares for the transferee to be registered on the GSK Share Register at the Shareholder Record Time	6 p.m. on Friday 15 July 2022
Shareholder Record Time for determining the entitlement to the Demerger Dividend	6 p.m. on Friday 15 July 2022
ADS Holder Record Time for determining the entitlement to the Demerger Dividend	5 p.m. New York City time on Friday 15 July 2022
Demerger Dividend to Qualifying Shareholders	After 6 p.m. on Friday 15 July 2022
Completion of Share Exchanges	Sunday 17 July 2022
Commencement of dealings in Existing GSK Shares (ex entitlement to Haleon Shares) on the LSE	8 a.m. on Monday 18 July 2022
Admission and commencement of dealings in Haleon Shares on the LSE	8 a.m. on Monday 18 July 2022
CREST accounts credited in respect of Haleon Shares in uncertificated form	As soon as practicable after 8 a.m. on Monday 18 July 2022
GSK Share Consolidation record time--	8.p.m. on Monday 18 July 2022
GSK Share Consolidation becomes effective	After 8 p.m. on Monday 18 July 2022
GSK Admission and commencement of dealings in New GSK Shares on the LSE	8 a.m. on Tuesday 19 July 2022
CREST accounts credited in respect of New GSK Shares in uncertificated form	As soon as practicable after 8 a.m. on Tuesday 19 July 2022
Admission and commencement of dealings in: Haleon ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
new GSK ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
Opening of the GSK ADS issuance and cancellation books (5)	8 a.m. New York City time on Monday 25 July 2022
Latest date for despatch of: definitive share certificates (where applicable) for New GSK Shares in certificated form to Qualifying Shareholders on the GSK Share Register	By Monday 1 August 2022
definitive share certificates (where applicable) for Haleon Shares in certificated form to Qualifying Shareholders on the GSK Share Register(6)	By Monday 1 August 2022
CSN statements for GSK CSN(7)	By Monday 1 August 2022
opening statements for Haleon CSN(6) (7)	By Monday 1 August 2022
Posting of payment advice, CREST accounts credited or payment by electronic payment in respect of fractional entitlements arising from the GSK Share Consolidation	Week commencing Monday 1 August 2022

Notes to Expected Timetable of Principal Events

(1)        The "for" votes include those giving the Chair discretion. In line with the notification issued to American Depositary Receipt (ADR) holders, GSK did not instruct its ADR Depositary to vote any unvoted ADRs in respect of the General Meeting resolutions.

(2)        Votes "for" and "against" are expressed as a percentage of the total votes cast.

(3)        A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

(4)        Unless otherwise indicated, all references to time in this timetable are to UK time.

(5)        The Depositary will suspend the issuance and cancellation of GSK ADSs from Thursday 14 July 2022 until Monday 25 July 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs.
             However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

(6)        Subject to the timing of the Haleon Capital Reduction.

(7)        For CSN Shareholders who have a Shareview Portfolio account, and have not elected for paper statements to be issued to them, the CSN statements will only be made available electronically via their account.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 06, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc